SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated September 2, 2005

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                         Form 40-F   ☐

Enclosures:

1.                                                                   Nokia Stock Exhange Release dated September 02, 2005 and titled: New members to the Nokia Group Executive Board: Kai Öistämö to head Mobile Phones business group, Robert Andersson to lead Customer and Market Operations

PRESS RELEASE

September 2, 2005

New members to the Nokia Group Executive Board:

Kai Öistämö to head Mobile Phones business group

Robert Andersson to lead Customer and Market Operations

The Nokia Board of Directors has appointed Kai Öistämö, 40, and Robert Andersson, 44, to the Nokia Group Executive Board as of October 1, 2005.

Mr. Öistämö, who joined Nokia in 1991, will lead Nokia’s Mobile Phones business group as of October 1, 2005. He is currently in charge of the business line management of Mobile Phones, and prior to that held many executive positions within the Nokia Mobile Phones business group.

Mr. Andersson has been appointed to head Nokia’s Customer and Market Operations unit. He has worked in various positions in Nokia since he joined the company in 1985, and is currently in charge of Customer and Market Operations in Europe, the Middle East and Africa. Prior to this he was in charge of Nokia Mobile Phones’ business in the Asia Pacific region.

Kai Öistämö, as well as other Nokia business group heads, Robert Andersson and Pertti Korhonen, Head of Technology Platforms, will report to Olli-Pekka Kallasvuo, who starts as President and COO of Nokia on October 1, 2005. The other Group Executive Board members will report to Jorma Ollila, Chairman and CEO of Nokia.

Yrjö Neuvo, 62, Senior Vice President and Technology Advisor, will retire at the end of 2005. He and Pekka Ala-Pietilä will leave their duties as Group Executive Board members as of October 1, 2005.

Thereafter the members of the Nokia Group Executive Board will be: Jorma Ollila (Chairman), Olli-Pekka Kallasvuo, Robert Andersson, Simon Beresford-Wylie, Pertti Korhonen, Mary McDowell, Hallstein Moerk, Tero Ojanperä, Rick Simonson, Veli Sundbäck, Anssi Vanjoki and Kai Öistämö.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Nokia

Investor Relations

Europe, tel. +358 7180 34962

U.S., tel. +1 914 368 0535

www.nokia.com

Robert Andersson’s and Kai Öistämö’s CVs will be placed later today on the Nokia website at http://www.nokia.com/nokia/0,8764,33097,00.html and photos will be placed at

http://www.nokia.com/nokia/0,,73858,00.html

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2005		Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel